Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

Questions and Answers (Q&A) for the Aon Leadership Group (ALG)

The following Q&A is for internal use only

GENERAL: CORPORATE HEADQUARTERS MOVE TO LONDON

Q.                                   What is Aon announcing?

A.                                   Aon is announcing actions to strengthen our global business operations and further align resources to drive its long-term growth. Under this strategy, our corporate headquarters will move from Chicago to London and our place of incorporation will move from Delaware to the United Kingdom. Chicago will continue as our headquarters for the Americas.

Q.                                   Why are we making this change?

A.                                   Our industry, just like the rest of the global economy, is changing. Cutting edge innovation, access to the leading insurance markets and having our finger on the pulse of developing economies is vital to our continued ability to serve clients. Moving our corporate headquarters to London recognizes the fact that as more of our revenue from operations originates outside of the U.S., and more complex and specialty broking occurs in London, we must be closer to our clients. This move is also part of a recognition that to grow in the U.S. we must grow globally, to be successful here we have to win internationally.

Q.                                   How does this move support our overall business strategy at Aon?

A.                                   This move is consistent with our corporate strategy. The first pillar, Distinctive Client Value, means assuring that every part of our company is closely aligned with the needs of our clients. The second, Unmatched Talent, is a commitment to hiring, developing and retaining the best people in the industry. Finally, Operational Excellence, which drives a more effective and efficient use of shared business practices that generate more resources to better serve our clients.

Moving Aon’s corporate headquarters to London furthers our strategy by:

•                  Increasing Client Value — London is a key center for product innovation and remains a critical hub for the placement of complex risks. Furthermore, it will help us expand our expertise into developing markets that have a new appreciation for the value of risk management and HR solutions

•                  Expanding Talent Commitment - Increasing the firm’s global access to talent and career development capability; while also increasing alignment by driving global implementation of our Aon Leadership Model (ALM)

•                  Building Global Operations Platform - Providing a truly global platform for “One Aon” operations, standards and efficiency; while also extending existing service platforms (Broking Centers of Excellence, GRIP) and new programs and facilities to address key client needs

Much of this progress will be made possible by the financial flexibility that this move affords the firm. Our ability to access capital held internationally will allow us to reinvest in the people and programs that drive our strategy.

Q.                                   Will there be one corporate headquarters?

A.                                   Our corporate headquarters will relocate from Chicago to London, subject to approval by our stockholders. Corporate headquarters serve as the center of financial and legal governance of a firm.

Q.                                   What changes for colleagues?

A.                                   We expect there to be minimal impact on our global colleagues. This decision will not cause any loss of jobs. A limited number of senior executives will be relocating to London. No more than 20 people will be making the move as part of this announcement. Our intent is that this represents the totality of change; while international opportunities exist across the firm and around the globe, we are not planning a further migration of positions. Most importantly, this doesn’t change our commitment to clients and the most important thing we can do right now is to continue to provide exceptional client service.

Q.                                   Will we still be a U.S. company?

A.                                   We will continue to trade on the New York Stock Exchange as we do today and the intent is to retain our membership on the S&P 500, which has an index focus of mainly U.S.-based companies. We will also continue to be U.S. dollar denominated, meaning that our financial results will still be reported in dollars. The relocation of our headquarters will involve the reincorporation of Aon from a Delaware-holding company to that of a U.K.-holding company.

Q.                                   Why choose London as a location for our corporate headquarters?

A.                                   Key reasons for the move to London are to drive:

Client Service: Deliver on key client service priorities that will drive growth including product innovation and the deployment of our Developing Markets Growth plans.

•                  London is a center of insurance and financial innovation

•                  London is a center for serving complex risks, particularly risks from emerging market solutions in areas such as energy, infrastructure and shipping marine

•                  London is the location that our largest and most complex clients often go to place their risks

Operations: Deliver on key operational initiatives including: global implementation of Aon Broking Centers of Excellence, deployment of the Global Risk Insight Platform (GRIP), and development of Programs & Facilities to address specific client needs.

•                  Consolidating placement into Centers of Excellence, such as London, improves the collective bargaining of our clients

•                  Expansion of GRIP to recurring and new clients

•                  Further use of pre-negotiated programs and facilities that offer better terms and conditions to clients, reduce procedure and assure higher commissions

Talent: Drive full global implementation of Aon’s Leadership Model (ALM) to reinforce and better align the actions of colleagues around the world.

•                  Closer to Europe, Middle East, Africa and Asia

•                  Investment in Training and Development programs

Financial Flexibility: Enable internal investments in growth, margin expansion and talent development by enhancing flexibility to optimize our fiscal structure and capital allocation priorities.

Q.                                   How should we look at our long-term commitment to the U.S. and Chicago?

A.                                   The U.S. and Chicago markets are vital to Aon’s continued success and we will keep a strong presence here in the years to come.

Aon’s commitment to the Chicago community includes job creation, investment in training facilities, active civic leadership and a continued physical presence at the Aon Center.

Specifically, we recently signed a letter of intent for a 15-year lease on our offices at the Aon Center in downtown Chicago. Last December we announced the reaffirmation of our commitment to the Chicago area by pledging $15 million in charitable donations over the next five years. We also will continue to grow and invest in Chicago and the U.S. by adding more than 1,000 jobs in the U.S. market during 2012, and moving 750 to Chicago.

Aon has had a long-standing commitment to the city of Chicago. This is widely reflected in our merger of Aon Consulting with Hewitt Associates in 2010, which kept two strong companies and their people in Chicago while strengthening our global human resource consulting business.  Also, our commitment is reflected in the nearly $70 million in funding donated to civic and charitable organizations in Chicago since the Aon Foundation was created in 1987. We expect that level of commitment to continue.

CLIENTS: EXPECTATIONS

Q.                                   Will anything change for our clients?

A.                                   Our clients will continue to receive the same high level of service and commitment from Aon as they have in the past. Everything we do is designed to deliver value to our clients and this decision is consistent with that priority.

Q.                                   Is there a chance that our U.S. clients will object to this change and pull their business?

A.                                   We have excellent relationships with our U.S. clients and we are confident these relationships will continue. We are at our best when we are leveraging our global capabilities to deliver locally. It’s our belief that this move will actually strengthen our client service and put us in a position to more effectively bring our global capabilities to bear for clients on a regular basis.

Q.                                   What should I say to my clients?

A.                                   We’re moving our corporate headquarters from Chicago to the United Kingdom, but nothing changes for our clients as a result of this move. Your point of contact will remain the same and we’ll continue to offer the same high-level of service to you as we have in the past. Approximately 20 of our executives will be moving to London, but that will not impact our clients.

Q.                                   What does this mean about the health of our firm?

A.                                   Our firm remains strong financially.  In fact, from 2005-2010 we delivered a total return to stockholders of +113%, compared to the benchmark S&P 500 of +4%. This decision, once it is approved by stockholders, will position us for future growth and will deliver the financial flexibility that we need to make investments in the future of the firm to benefit our clients, colleagues, communities and stockholders.

PEOPLE: STRUCTURE, JOBS, RELOCATION

Q.                                   You mentioned that Aon will be adding more than 1,000 jobs in the U.S. and moving 750 jobs to Chicago. Could you describe what these jobs are and where in the U.S. the 1,000+ jobs will be?

A.                                   We will be adding more than 1,000 jobs, primarily in HR Solutions, across the U.S, including in Texas, Florida, North Carolina and Illinois.

Q.                                   What types of jobs make up the 750 that you mention moving to Chicago?

A.                                   The 750 will come from several areas. We have plans to grow our business in 2012 to meet increasing client demand. Our growth is typically concentrated in four locations across the country, one of which is Chicago. We are also working on a special jobs initiative with the City of Chicago. And finally, with our new 15-year lease on the Aon Center and additional space available, we will evaluate relocating individuals or teams who have a preference for working in the city when it makes sense for their role and function.

Q.                                   Will colleagues be asked to move?

A.                                   There is minimal expected impact on colleagues and operations. Certain key senior executive positions are expected to relocate to London to be more centrally located for our business. A limited number of senior executives will be relocating to London, no more than 20 people will be making the move as part of this announcement. Our intent is that this represents the totality of change; while international opportunities exist across the firm and around the globe, we are not planning a further migration of positions.

Q.                                   Which senior executives are moving to London?

A.                                   Decisions are still being made about which executives will actually move to London, but it will be less than 20. Some of our executives with global responsibility may not necessarily move, but may spend more time in the London offices than they do today.

Q.                                   Will Greg Case move to London?

A.                                   Greg will be based in London and will be increasing his presence in other locations around the world to be closer and more accessible to our global clients. He will have offices in both London and Chicago, with a strong presence in the U.S., while continuing to travel internationally to increase Aon’s presence and build on relationships with clients and prospects around the world.

Q.                                   Will there be any job cuts in Chicago or the U.S.?

A.                                   This move to London is not a cost-cutting measure; it is a growth initiative that will help us grow our firm to benefit our clients and colleagues. There will not be any loss of jobs as a result of this move.

Q.                                   Will our reporting structure change?

A.                                   We don’t anticipate that the move of our corporate headquarters to London will result in any reporting structure changes.

Q.                                   How will this move benefit colleagues at Aon?

A.                                   In addition to job creation in the U.S., this decision will give us the increased financial flexibility necessary to focus on growth initiatives that are most important to our firm. It will also enable us to invest in our Unmatched Talent Agenda and in attracting, developing and retaining top performers so that Aon remains the destination of choice for the best talent.

Q:                                  If approved, does this event trigger a taxable event if there are capital gains on the Aon stock I currently hold?

A.                                   If approved by the stockholders, all Aon stock will be exchanged for equivalent ordinary shares of stock in the new Aon U.K. entity. If there are capital gains on your shares, they will be subject to taxation. A capital gain is calculated as the fair market value of your shares as of the day of the conversion less the cost basis for those shares.

This treatment applies to all Aon stock that you already own and hold from any source.  For U.S. taxpayers, the only exceptions are for stock held on your behalf in the Aon 401(k) plan or stock to be purchased by participants in the Employee Stock Purchase Program (ESPP) for the current offering period. We recommend that you consult a tax advisor to plan for this event based upon your personal financial situation, and we also will be providing further details to colleague stockholders in the coming weeks.

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.